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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                  SCHEDULE TO
  TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES
                              EXCHANGE ACT OF 1934
                             ---------------------

                             DAVE & BUSTER'S, INC.
                       (Name of Subject Company (Issuer))
                           D&B ACQUISITION SUB, INC.
                       (Name of Filing Person (Offeror))
                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (including associated rights)
                         (Title of Class of Securities)
                                   23833N104
                     (CUSIP Number of Class of Securities)

                                  SIMON MOORE
                                   PRESIDENT
                           D&B ACQUISITION SUB, INC.
                        C/O GIBSON, DUNN & CRUTCHER LLP
                                200 PARK AVENUE
                               NEW YORK, NY 10166
                                 (212) 351-4000
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
        and Communications on Behalf of the Person(s) Filing Statement)
                                    Copy to:
                            E. MICHAEL GREANEY, ESQ.
                          GIBSON, DUNN & CRUTCHER LLP
                                200 PARK AVENUE
                               NEW YORK, NY 10166
                                 (212) 351-4000
                             ---------------------

                           CALCULATION OF FILING FEE

-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------
              TRANSACTION VALUATION*                                    AMOUNT OF FILING FEE
-----------------------------------------------------------------------------------------------------------
                 $146,532,792.00                                             $13,481.02
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------

* Estimated for purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of all of the issued and outstanding shares of common stock, par value $0.01 per share (the "Common Stock") of Dave & Buster's, Inc., a Missouri corporation (the "Company"), including associated rights (the "Rights" and together with the "Common Stock" the "Shares"), at a price per Share of $12.00 net in cash, less 1,058,545 Shares owned by stockholders who have agreed not to tender their Shares.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:      Not applicable.   Filing Party:    Not applicable.
Form or Registration No.:    Not applicable.     Date Filed:    Not applicable.

[ ] Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes to designate any transactions to which this statement relates:

[X]    third party tender offer  [ ]    going-private transaction
       subject to Rule 14d-1            subject to Rule 13e-3
[ ]    issuer tender offer       [ ]    amendment to Schedule 13D
       subject to Rule 13e-4            under Rule 13d-2

     Check the following box if the filing is a final amendment reporting the results of the tender offer. [ ]
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

     This Tender Offer Statement on Schedule TO is filed by D&B Acquisition Sub, Inc., a Missouri corporation ("Purchaser"). This statement relates to the offer by Purchaser to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share (the "Common Stock"), of Dave & Buster's, Inc., a Missouri corporation (the "Company"), including associated rights, (the "Rights" and collectively the "Shares") at a price of $12.00 per Share, net to the seller in cash, upon the terms and subject to the conditions contained in the Offer to Purchase, dated June 4, 2002, and the accompanying Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively (which, together with any amendments or supplements thereto, constitute the "Offer").

ITEM 1.  SUMMARY TERM SHEET.

     Reference is made to the information set forth in the Offer to Purchase under the heading "Summary Term Sheet," which hereby is incorporated by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION.

     (a) The name of the Company is Dave & Buster's, Inc. The address of its principal executive office is 2481 Manana Drive, Dallas, Texas 75220. The telephone number of the Company is (214) 357-9588.

     (b) The class of securities to which this statement relates is the common stock, par value $0.01 per share, of the Company together including the Rights. As of May 30, 2002, there were 13,269,611 Shares issued and outstanding, based upon the representation made by the Company to Purchaser and D&B Holdings I, Inc., a Delaware corporation ("Parent"), in the Agreement and Plan of Merger, dated as of May 30, 2002, among Parent, Purchaser and the Company.

     (c) Reference is made to the information set forth in Section 6 of the Offer to Purchase, "Price Range of Shares; Dividends," which hereby is incorporated by reference.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

     (a) Purchaser is the filing person. Each person specified in Instruction C to Schedule TO is named on Schedule I to the Offer to Purchase, which Schedule hereby is incorporated by reference.

     (b) Reference is made to the information set forth in Section 9 of the Offer to Purchase, "Certain Information Concerning Purchaser and Other Persons," which hereby is incorporated by reference.

     (c) Reference is made to the information set forth in Schedule I to the Offer to Purchase, which hereby is incorporated by reference.

     Neither Purchaser, nor to the best of its knowledge, any of the persons listed on Schedule I to the Offer to Purchase, has during the last five years
(i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining him, her or it, as the case may be, from future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 4.  TERMS OF THE TRANSACTION.

     (a) Reference is made to the entire Offer to Purchase, which hereby is incorporated by reference.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     (a) and (b) Reference is made to the information set forth in Section 11 of the Offer to Purchase, "Background of the Offer; Past Contacts or Negotiations with Dave & Buster's."

ITEM 6.  PURPOSES OF THE TRANSACTIONS AND PLANS OR PROPOSALS.

     (a) Reference is made to the information set forth in Section 13 of the Offer to Purchase, "Purpose of the Offer; Plans for Dave & Buster's," which hereby is incorporated by reference.

     (c) Reference is made to the information set forth in Sections 13 and 14 of the Offer to Purchase, entitled "Purpose of the Offer; Plans for Dave & Buster's" and "Certain Effects of the Offer," respectively, each of which hereby is incorporated by reference.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a), (b), (d) Reference is made to the information set forth in Section 10 of the Offer to Purchase, "Source and Amount of Funds," which hereby is incorporated by reference.

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a), (b) None.

ITEM 9.  PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

     (a) Reference is made to the information set forth in Section 21 of the Offer to Purchase, "Fees and Expenses," which hereby is incorporated by reference.

ITEM 10.  FINANCIAL STATEMENTS.

     (a), (b) Not applicable.

ITEM 11.  ADDITIONAL INFORMATION.

     (a) Reference is made to the information set forth in Section 9, "Certain Information Concerning Purchaser and Other Persons"; in Section 14, "Certain Effects of the Offer"; and in Section 18, "Certain Legal Matters; Regulatory Approvals" of the Offer to Purchase, each of which hereby is incorporated by reference.

     (b) Reference is made to the entire Offer to Purchase, which hereby is incorporated by reference.

ITEM 12.  EXHIBITS.

     (a)(1)  Offer to Purchase, dated June 4, 2002.

     (a)(2)  Letter of Transmittal, dated June 4, 2002.

     (a)(3)  Notice of Guaranteed Delivery, dated June 4, 2002.

     (a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated June 4, 2002.

     (a)(5)  Letter to Clients, dated June 4, 2002.

     (a)(6)  Press release issued by the Company on May 30, 2002.*

     (a)(7)  Summary advertisement dated June 4, 2002.

     (a)(8) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

     (d)(1) Agreement and Plan of Merger, dated as of May 30, 2002, among Parent, Purchaser and the Company.

     (d)(2) Support and Exchange Agreement, dated as of May 30, 2002, by and among Parent, Purchaser, and each of the parties listed on Exhibit A thereto.

     (d)(3) Form of Stockholders' Agreement, to be entered into by and among Parent, Purchaser, David O. Corriveau, James W. Corley, Walter S. Henrion, William C. Hammett, Jr., and the stockholders of Parent listed on Exhibit A thereto (included as Exhibit D to the Support and Exchange Agreement filed herewith as Exhibit (d)(2)).

     (d)(4)  Guarantee of Investcorp Bank E.C., dated May 30, 2002.

    (d)(5) Confidentiality Agreement, dated March 26, 2002, by and between Investcorp International Inc. and the Company.

     (d)(6)  Term Sheet for Proposed Management Equity Arrangements.

* Previously filed by Purchaser on Schedule TO-C filed May 31, 2002.

ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3.

     All information required under this Item is included under cover of a
Schedule 13E-3 filed by Purchaser and other parties with the Securities and Exchange Commission on June 4, 2002, which hereby is incorporated by reference.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          D&B ACQUISITION SUB, INC.

                                          By:        /s/ SIMON MOORE
                                            ------------------------------------
                                            Name: Simon Moore
                                            Title: President

Dated: June 4, 2002

                                 EXHIBIT INDEX

     (a)(1)  Offer to Purchase, dated June 4, 2002.

     (a)(2)  Letter of Transmittal, dated June 4, 2002.

     (a)(3)  Notice of Guaranteed Delivery, dated June 4, 2002.

     (a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated June 4, 2002.

     (a)(5)  Letter to Clients, dated June 4, 2002.

     (a)(6)  Press release issued by the Company on May 30, 2002.*

     (a)(7)  Summary advertisement dated June 4, 2002.

     (a)(8) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

     (d)(1) Agreement and Plan of Merger, dated as of May 30, 2002, among Parent, Purchaser and the Company.

     (d)(2) Support and Exchange Agreement, dated as of May 30, 2002, by and among Parent, Purchaser, and each of the parties listed on Exhibit A thereto.

     (d)(3) Form of Stockholders' Agreement, to be entered into by and among Parent, Purchaser, David O. Corriveau, James W. Corley, Walter S. Henrion, William C. Hammett, Jr., and the stockholders of Parent listed on Exhibit A thereto (included as Exhibit D to the Support and Exchange Agreement filed herewith as Exhibit (d)(2)).

     (d)(4)  Guarantee of Investcorp Bank E.C., dated May 30, 2002.

     (d)(5) Confidentiality Agreement, dated March 26, 2002, by and between Investcorp International Inc. and the Company.

     (d)(6)  Term Sheet for Proposed Management Equity Arrangements.

* Previously filed by Purchaser on Schedule TO-C filed May 31, 2002.